UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

RumbleOn, Inc.
(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class B Common Stock - 781386 206
(CUSIP Number)

Marshall Chesrown
RumbleOn, Inc.
901 W. Walnut Hill Lane
Irving, Texas 75038
(469) 250-1185
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386 206	Page 2 of 5

1.			NAMES OF REPORTING PERSONS Marshall Chesrown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF
5.			CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	875,000 shares of Class A Common Stock(1) 1,875,000 shares of Class B Common Stock(2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	875,000 shares of Class A Common Stock 1,875,000 shares of Class B Common Stock
	10.	SHARED DISPOSITIVE POWER
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,000 shares of Class A Common Stock 1,875,000 shares of Class B Common Stock
12.			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.5% of Class A Common Stock(3)(5) 4.4% of Class B Common Stock(4)(5)
14.			TYPE OF REPORTING PERSON (see instructions) IN

(1)	The Issuer's Class A Common Stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).
(2)	The Issuer's Class B Common Stock is registered pursuant to Section 12(b) of the Exchange Act.
(3)	Based on 1,000,000 shares of the Issuer's Class A Common Stock outstanding as of February 13, 2020. The Issuer's Class A Common Stock is entitled to ten votes per share.
(4)	Based on 43,023,319 shares of the Issuer's Class B Common Stock outstanding as of February 13, 2020. The Issuer's Class B Common Stock is entitled to one vote per share.
(5)	As of February 13, 2020, the Reporting Person has voting power representing in the aggregate approximately 20.0% of the Issuer’s common stock.

CUSIP No. 781386 206	Page 3 of 5

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2017 (the “Original Schedule 13D”) by Marshall Chesrown (the “Reporting Person”). Other than as set forth herein, there has been no material change in the information set forth in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended by adding the following to the end of the item:

On March 31, 2017, the Issuer issued 1,161,920 shares of Class B Common Stock to certain investors and 275,312 shares of Class B Common Stock upon full conversion of an unsecured convertible note with Berrard Holdings, an entity owned and controlled by a current officer and director of the Issuer, Steven R. Berrard. Also on March 31, 2017, the Issuer completed the sale of 620,000 shares of Class B Common Stock, par value $0.001, at a price of $4.00 per share in a private placement (the “Private Placement”). The Reporting Person purchased 62,500 shares of Class B Common Stock in the Private Placement.

On June 6, 2017, the Reporting Person purchased 137,656 shares of Class B Common Stock at a price of $0.75 per share.

On December 1, 2017, the Reporting Person purchased 1,000 shares of Class B Common Stock at an average price of $5.50 per share.

On December 4, 2017, the Reporting Person purchased 1,000 shares of Class B Common Stock at an average price of $5.15 per share.

On March 1, 2018, the Reporting Person purchased 1,000 shares of Class B Common Stock at an average price of $4.30 per share.

On March 2, 2018, the Reporting Person purchased 1,000 shares of Class B Common Stock at an average price of $4.34 per share.

On March 5, 2018, the Reporting Person purchased 500 shares of Class B Common Stock at an average price of $4.4817 per share.

On March 16, 2018, the Reporting Person purchased 500 shares of Class B Common Stock at an average price of $4.6513 per share.

On March 20, 2018, the Reporting Person purchased 500 shares of Class B Common Stock at an average price of $4.2355 per share.

On May 29, 2019, the Reporting Person purchased 4,000 shares of Class B Common Stock at an average price of $4.722 per share.

On June 5, 2019, the Reporting Person purchased 8,844 shares of Class B Common Stock at an average price of $4.2577 per share.

On June 19, 2019, the Reporting Person purchased 3,000 shares of Class B Common Stock at an average price of $4.17 per share.

On December 9, 2019, the Reporting Person purchased 66,000 shares of Class B Common Stock at an average price of $0.8027 per share.

On December 19, 2019, the Reporting Person purchased 50,000 shares of Class B Common Stock at an average price of $0.7726 per share.

The 875,000 shares of the Issuer's Class A Common Stock held by the Reporting Person represents 87.5% of the Issuer’s issued and outstanding shares of Class A Common Stock. The 1,825,000 shares of the Issuer's Class B Common Stock held by the Reporting Person represent 4.4% of the Issuer’s issued and outstanding shares of Class B Common Stock. As of February 13, 2020, Mr. Chesrown has voting power representing in the aggregate approximately 20.0% of the Issuer's outstanding common stock.

CUSIP No. 781386 206	Page 4 of 5

The principal business address of the Reporting Person is 901 W. Walnut Hill Lane, Irving, Texas 75038. The Reporting Person's principal occupation is Chairman and Chief Executive Officer of the Issuer. The Reporting Person is a United States citizen.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following text to the end of the item:

The information regarding the purchases between March 31, 2017 and December 19, 2019 in Item 2 is incorporated herein by reference. The source of funds used in connection with such acquisitions by the Reporting Person were personal funds.

Item 4. Purpose of Transaction.

Item 4 is amended by adding the following paragraph to the end of the item:

All acquisitions were for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Person is the beneficial owner of (i) 875,000 shares of Class A Common Stock of the Issuer, representing 87.5% of the Issuer's Class A Common Stock and (ii) 1,875,500 shares of Class B Common Stock of the Issuer, representing 4.4% of the Issuer’s Class B Common Stock. The  Issuer's Class A Common Stock is not registered pursuant to Section 12 of the Exchange Act. The  Issuer's Class B Common Stock is registered pursuant to Section 12(b) of the Exchange Act. As of February 13, 2020, the Reporting Person has voting power representing in the aggregate approximately 20.0% of the  Issuer's outstanding common stock. The percentage of beneficial ownership is based upon (i) 1,000,000 shares of Class A Common Stock and (ii) 43,023,319 shares of Class B Common Stock outstanding as of February 13, 2020.

As of February 13, 2020, the Reporting Person is no longer a beneficial owner of five percent or more of the Class B Common Stock.

(b) The information contained on the cover page to the Original Schedule 13D and this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 2 is incorporated herein by reference.

There were no transactions in the last 60 days, except as set forth in Item 2.

(d)-(e) Not applicable.

CUSIP No. 781386 206	Page 5 of 5

 Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	By:	/s/ Marshall Chesrown
Marshall Chesrown